EXHIBIT 1.1
                                                                    -----------

                       [GRAPHIC OMITTED -- ASIASAT LOGO]

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                          [CINESE CHARACTERS OMITTED]
                (INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)
                                STOCK CODE: 1135

                                  ANNOUNCEMENT
           FINAL RESULTS FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

The Board of Directors (the "Board") of Asia Satellite Telecommunications Holdings Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2007, together with comparative figures for the corresponding year in 2006 as follows:

CONSOLIDATED INCOME STATEMENT

                                                                             YEAR ENDED 31 DECEMBER
                                                                     -----------------------------------
                                                           NOTE                  2007              2006
                                                                              HK$'000           HK$'000
Sales                                                       2                 939,273           929,902
Cost of services                                                             (403,067)         (410,640)
                                                                     -----------------    --------------
GROSS PROFIT                                                                  536,206           519,262
Other gains - net                                                             109,456            92,793
Administrative expenses                                                       (77,671)          (94,585)
                                                                     -----------------    --------------
OPERATING PROFIT                                            3                 567,991           517,470
Finance costs                                                                     (45)             (152)
Share of losses of associates                                                 (11,078)           (8,391)
                                                                     -----------------    --------------
PROFIT BEFORE INCOME TAX                                                      556,868           508,927
Income tax expense                                          4                 (53,953)          (55,522)
                                                                     -----------------    --------------
PROFIT FOR THE YEAR                                                           502,915           453,405
                                                                     =================    ==============

ATTRIBUTABLE TO:
- equity holders of the Company                                               503,397           454,009
- minority interests                                                             (482)             (604)
                                                                     -----------------    --------------
                                                                              502,915           453,405
                                                                     =================    ==============
EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO THE EQUITY
HOLDERS OF THE COMPANY DURING THE YEAR
   (EXPRESSED IN HK$ PER SHARE)

- basic                                                     5                    1.29              1.16
                                                                     =================    ==============
- diluted                                                   5                    1.29              1.16
                                                                     =================    ==============

DIVIDENDS                                                   6                 152,566           136,593
                                                                     =================    ==============

CONSOLIDATED BALANCE SHEET
                                                                                    AS AT 31 DECEMBER
                                                                         -----------------------------------
                                                             NOTE                    2007              2006
                                                                                  HK$'000           HK$'000
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment                                                   2,677,951         2,630,847
Leasehold land and land use rights                                                 23,032            23,616
Intangible assets                                                                  40,082             1,276
Unbilled receivable                                                               156,135           171,047
Interests in associates                                                                 -            10,057
Amount paid to tax authority                                                      167,291           154,911
                                                                         -----------------    --------------
TOTAL NON-CURRENT ASSETS                                                        3,064,491         2,991,754
                                                                         -----------------    --------------

CURRENT ASSETS
Inventories                                                                         3,650               354
Trade and other receivables                                    7                  183,431           119,647
Cash and cash equivalents                                                       2,288,433         1,979,457
                                                                         -----------------    --------------
TOTAL CURRENT ASSETS                                                            2,475,514         2,099,458
                                                                         -----------------    --------------
TOTAL ASSETS                                                                    5,540,005         5,091,212
                                                                         =================    ==============

EQUITY
CAPITAL AND RESERVES ATTRIBUTABLE TO THE COMPANY'S EQUITY
   HOLDERS
Ordinary shares                                                                    39,120            39,027
RESERVES
- Retained earnings                                                             4,623,187         4,272,591
- Proposed final dividend                                                         121,271           105,372
- Other reserves                                                                   19,269             4,614
                                                                         -----------------    --------------
                                                                                4,802,847         4,421,604
Minority interests                                                                  4,141             4,933
                                                                         -----------------    --------------
TOTAL EQUITY                                                                    4,806,988         4,426,537
                                                                         -----------------    --------------

LIABILITIES
NON-CURRENT LIABILITIES
Deferred income tax liabilities                                                   189,048           191,739
Deferred revenue                                                                  118,211           142,624
Obligations under finance leases                                                      104                 -
Other payables                                                                          -             1,770
                                                                         -----------------    --------------
 OTAL NON-CURRENT LIABILITIES                                                     307,363           336,133
                                                                         -----------------    --------------

CURRENT LIABILITIES
Construction payables                                                              70,238             1,736
Other payables and accrued expenses                                               112,115            96,495
Deferred revenue                                                                  153,417           153,101
Obligation under finance lease                                                        101                 -
Current income tax liabilities                                                     89,662            77,089
Dividend payable                                                                      121               121
                                                                         -----------------    --------------
TOTAL CURRENT LIABILITIES                                                         425,654           328,542
                                                                         -----------------    --------------
TOTAL LIABILITIES                                                                 733,017           664,675
                                                                         -----------------    --------------

TOTAL EQUITY AND LIABILITIES                                                    5,540,005         5,091,212
                                                                         =================    ==============

NET CURRENT ASSETS                                                              2,049,860         1,770,916
                                                                         =================    ==============

TOTAL ASSETS LESS CURRENT LIABILITIES                                           5,114,351         4,762,670
                                                                         =================    ==============

NOTES:

1.  BASIS OF PREPARATION

The consolidated financial statements of the Group have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") and have been prepared under the historical cost convention.

The preparation of financial statements in conformity with HKFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies.

NEW STANDARDS AND AMENDMENTS TO PUBLISHED STANDARDS

The following new standards, amendments to standards and interpretations are mandatory for the financial year ended 31 December 2007:

o HK(IFRIC) - Int 7, 'Applying the Restatement Approach under IFRS/HKFRS 29', effective for annual periods beginning on or after 1 March 2006. This interpretation is not relevant for the Group;

o HK(IFRIC) - Int 8, 'Scope of IFRS/HKFRS 2', effective for annual periods beginning on or after 1 May 2006. The Group has adopted this interpretation and had no material impact on the Group's result of operations and financial position for the current and prior years. Accordingly, no prior year adjustment has been recognised;

o HK(IFRIC) - Int 9, 'Reassessment of Embedded Derivatives', effective for annual periods beginning on or after 1 June 2006. This interpretation is not relevant for the Group;

o HK(IFRIC)- Int 10, 'Interim Financial Reporting and Impairment', effective for annual periods beginning on or after 1 June 2006. The Group has adopted this interpretation and has not reversed any impairment loss recognised in a previous interim period in respect of the goodwill or an investment in either an equity instrument or a financial asset carried at cost;

o HKFRS 7, 'Financial Instruments: Disclosures', effective for annual periods beginning on or after 1 January 2007. The Group has applied this new reporting standard and the financial statements include expanded disclosures about the significance of the Group's financial instruments and the nature and extent of risks arising from those instruments in addition to that previously required by HKAS 32, 'Financial Instruments - Disclosures and Presentation. The adoption of this standard had no material effect on the results of the operations and financial position of the Group for the current and prior years;

o HKAS 1, 'Amendments to capital disclosures', effective for annual periods beginning on or after 1 January 2007. This amendment has been adopted by the Group; and

o Amendment to HKAS 19, 'Actuarial gains and losses, group plans and disclosures', effective for annual periods beginning on or after 1 January 2006. This amendment is not relevant for the Group.

The following new standards, amendments to standards and interpretations have been issued but are not effective for 2007 and have not been early adopted:

o   HKAS  23  (Revised),   'Borrowing  Costs',  effective  for  annual  periods
    beginning on or after 1 January 2009;

o HKRS 8, 'Operating Segments', effective for annual periods beginning on or after 1st January 2009;

o HK(IFRIC) - Int 11, 'HKFRS 2 - Group and Treasury Share Transactions', effective for annual periods beginning on or after 1 March 2007;

o HK(IFRIC) - Int 12, 'Service Concession Arrangement', effective for annual periods beginning on or after 1 January 2008;

o HK(IFRIC) - Int 13, 'Customer Loyalty Programmes', effective for annual periods beginning on or after 1 July 2008; and

o HK(IFRIC) - Int 14, 'The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction', effective for annual periods beginning on or after 1 January 2008.

The Group is in the process of assessing the impact of these standards or interpretations and does not expect there will be material impact on the financial statements of the Group.

2. SALES AND SEGMENT INFORMATION

a)  SALES:

The Group's sales is analysed as follows:

                                                                       2007        2006
                                                                       HK$'000     HK$'000
Income from provision of satellite transponder capacity
     - recurring                                                       859,542     850,425
     - non-recurring                                                    11,700      49,911
Sales of satellite transponder capacity                                 24,491      24,491
Income from provision of broadband access service and sale of
  equipment                                                             38,225           -
Other revenue                                                            5,315       5,075
                                                                     ----------- -----------
                                                                       939,273     929,902
                                                                     =========== ===========

b)  SEGMENT INFORMATION:

i) BUSINESS SEGMENTS

For the year ended 31 December 2006, the Group had one business segment which was the provision of satellite telecommunication systems for broadcasting and telecommunication. The Group has chosen geographical segment as the primary reporting format under HKAS 14 "Segment Reporting".

During the year, the Group acquired a subsidiary which is primarily engaged in the provision of broadband access services. Accordingly, the Group has changed the primary reporting segments and selected business segment as the primary report format to align with its internal reporting structure.

The Group has created the following two business segments:

    o the operation, maintenance and provision of satellite telecommunication systems for broadcasting and telecommunications; and

    o   provision of broadband access services.

i)  BUSINESS SEGMENTS (CONTINUED)

The segment results for the year ended 31 December are as follows:

                                                       2007             2007            2007                2007
                                               PROVISION OF
                                                  SATELLITE
                                          TELECOMMUNICATION
                                                SYSTEMS FOR
                                           BROADCASTING AND        BROADBAND    INTERSEGMENT
                                          TELECOMMUNICATION  ACCESS SERVICES     ELIMINATION         CONSOLIDATED
                                                    HK$'000          HK$'000         HK$'000              HK$'000
Sales from external customers                       895,733           38,225               -             933,958
Inter-segment sales                                  16,388                -         (16,388)                  -
Other revenue                                         5,315                -               -               5,315
                                         ------------------------------------------------------------------------
Total                                               917,436           38,225        (16,388)             939,273
                                         ========================================================================

Segment results                                     564,301            3,690               -             567,991
Finance costs                                           (89)              44               -                 (45)
Share of losses of associates                       (11,078)               -               -             (11,078)
                                         ------------------------------------------------------------------------
Profit before income tax                            553,134            3,734               -             556,868
Income tax expenses                                 (53,953)                -              -             (53,953)
                                         ------------------------------------------------------------------------
Profit for the year                                 499,181            3,734               -             502,915
                                         ========================================================================

Attributable to :
- equity holders of the Company                     499,974            3,423               -             503,397
- minority interests                                   (793)             311               -                (482)
                                         ------------------------------------------------------------------------
                                                    499,181            3,734               -             502,915
                                         ========================================================================

Assets                                            5,494,124           45,881               -           5,540,005
                                         ========================================================================

Liabilities                                         701,588           31,429               -             733,017
                                         ========================================================================

Capital Expenditure                                 326,716            3,070               -             329,786
                                         ========================================================================

Depreciation and amortisation                       297,174            2,039               -             299,213
                                         ========================================================================

i) BUSINESS SEGMENTS (CONTINUED)

                                                       2006             2006            2006                 2006
                                               PROVISION OF
                                                  SATELLITE
                                          TELECOMMUNICATION
                                                SYSTEMS FOR
                                           BROADCASTING AND        BROADBAND    INTERSEGMENT
                                          TELECOMMUNICATION  ACCESS SERVICES     ELIMINATION         CONSOLIDATED
                                                    HK$'000          HK$'000         HK$'000              HK$'000
Sales from external customers                       924,827                -               -              924,827
Other revenue                                         5,075                -               -                5,075
                                         ------------------------------------------------------------------------
Total                                               929,902                -               -              929,902
                                         ========================================================================
Segment results                                     517,470                -               -              517,470
Finance costs                                          (152)               -               -                 (152)
Share of losses of associates                        (8,391)               -               -               (8,391)
                                         ------------------------------------------------------------------------
Profit before income tax                            508,927                -               -              508,927
Income tax expenses                                 (55,522)               -               -              (55,522)
                                         ------------------------------------------------------------------------
Profit for the year                                 453,405                -               -              453,405
                                         ========================================================================
Attributable to :
- equity holders of the Company                     454,009                -               -              454,009
- minority interests                                   (604)               -               -                 (604)
                                         ------------------------------------------------------------------------
                                                    453,405                -               -              453,405
                                         ========================================================================

Assets                                            5,091,212                -               -            5,091,212
                                         ========================================================================

Liabilities                                         664,675                -               -              664,675
                                         ========================================================================

Capital Expenditure                                 307,540                -               -              307,540
                                         ========================================================================

Depreciation and amortisation                       297,758                -               -              297,758
                                         ------------------------------------------------------------------------

ii)  GEOGRAPHICAL SEGMENTS

For the purpose of classification, the country where the customer is incorporated is deemed to be the source of sales. However, the Group's operating assets consist primarily of its satellites which are used, or are intended for use, for transmission to multiple geographical areas and therefore cannot be allocated between geographical segments. Accordingly, no geographical analysis of expenses, assets and liabilities has been presented.

                                                              2007        2006
                                                           HK$'000     HK$'000
Hong Kong                                                  323,299     341,567
Greater China, including Taiwan                            173,940     194,831
United States of America                                    66,523      79,813
United Kingdom                                              50,488      53,211
Australia                                                   48,182      37,317
Others                                                     276,841     223,163
                                                          ---------------------
Total                                                      939,273     929,902
                                                          =====================

3.   OPERATING PROFIT

     The Group's operating profit is arrived at after crediting/charging the following items:

                                                                                        2007          2006
                                                                                     HK$'000       HK$'000
     Interest income                                                                 109,204        92,710
     Gain on disposals of property, plant and equipment other than transponders          213            70
     Others                                                                               39            13
                                                                                   -----------   ------------
                                                                                     109,456        92,793
                                                                                   ===========   ============

     Salary and other benefits, including directors' remuneration                     78,926        82,930
     Pension costs - defined contribution plans                                        4,976         4,625
                                                                                   -----------   ------------
     Total staff costs                                                                83,902        87,555
                                                                                   ===========   ============

     Auditors' remuneration                                                            1,747         1,775
     Bad debts written off                                                               545        11,997
     Write back of provision for impairment                                           (7,713)       (8,468)
     Depreciation, amortisation and impairment expenses                              299,213       297,758
     Employee benefit expense                                                         83,902        87,555
     Operating leases
          - premises                                                                   5,094         4,383
          - leasehold land & land use rights                                             584           583
     Net exchange (gain)/loss                                                         (3,261)          404
                                                                                   -----------   ------------

4.   INCOME TAX EXPENSE

     A significant portion of the Group's profit is treated as earned outside Hong Kong and is not subject to Hong Kong profits tax. Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the year.

     Overseas tax, including the Foreign Enterprises Income Tax in the People's Republic of China, is calculated at 5% to 20% of the gross revenue earned in certain overseas jurisdictions.

     The Group currently has a tax case in dispute with the Indian tax authorities. Details of this are set out in note 8.

     The tax on the Group's profit before income tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows:

                                                              2007         2006
                                                           HK$'000      HK$'000
     Current income tax
     - Hong Kong profits tax                                42,634       38,856
     - Overseas taxation                                    14,010       17,581
     Deferred income tax                                    (2,691)        (915)
                                                         ----------   ----------
                                                            53,953       55,522
                                                         ==========   ==========

                                                                              2007            2006
                                                                           HK$'000         HK$'000

     Profit before tax                                                     556,868         508,927
                                                                        =============    ==========

     Tax calculated at tax rate of 17.5% (2006: 17.5%)                        97,452        89,062
     Tax effect of income not subject to income tax                          (98,894)      (96,999)
     Tax effect of expenses not deductible for tax purposes                   41,600        45,440
     Tax effect on unrecognised timing differences by a subsidiary              (152)            -
     Tax effect of tax losses of associates not recognised                       446           438
     Effect of income tax rate differential between Hong Kong and
       overseas locations                                                     13,978        17,581
     Utilisation of previously unrecognised tax losses by a subsidiary          (477)            -
                                                                        -------------    ----------
     Tax expense                                                              53,953        55,522
                                                                        =============    ==========

     The effective tax rate of the Group was 9.7% (2006: 10.9%).

5.   EARNINGS PER SHARE

     BASIC
     Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

                                                                              2007        2006
                                                                           HK$'000     HK$'000
      Profit attributable to equity holders of the Company                 503,397     454,009
                                                                         ==========   =========

      Weighted average number of ordinary shares for the purpose of
         calculating  basic earnings per share (in thousands)              390,830     390,266
                                                                         ==========   =========

      Basic earnings per share (HK$ per share)                                1.29        1.16
                                                                         ==========   =========

     DILUTED

     Diluted earnings per share is calculated adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has two categories of dilutive potential ordinary shares: share options and restricted shares under the share award scheme. The calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options and restricted shares. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options and restricted shares being fully vested.

                                                                               2007          2006
                                                                            HK$'000       HK$'000
      Profit used to determine diluted earnings per share                   503,397       454,009
                                                                          ==========    ==========

      Weighted average number of ordinary shares in issue (in thousands)    390,830       390,266
      Effect of share options (in thousands)                                     80             -
      Effect of awarded shares (in thousands)                                    65           N/A
                                                                          ----------    ----------
      Weighted average number of ordinary shares for the purpose of
         calculating diluted earnings per share (in thousands)              390,975       390,266
                                                                         ==========    ==========

      Diluted earnings per share (HK$ per share)                               1.29          1.16
                                                                         ==========    ==========

6.   DIVIDENDS

     The dividends paid during the years ended 31 December 2007 and 2006 were HK$152,566,000 (HK$0.39 per share) and HK$136,593,000 (HK$0.35 per share)
     respectively. A final dividend in respect of 2007 of HK$0.31 per share, amounting to a total dividend of HK$121,271,000 is to be proposed at the Annual General Meeting on 8 May 2008. These financial statements do not reflect this dividend payable.

                                                                                 2007        2006
                                                                              HK$'000     HK$'000

     Interim dividend paid of HK$0.08 (2006: HK$0.08) per ordinary share       31,295      31,221
     Proposed final dividend of HK$0.31 (2006: HK$0.27) per ordinary share    121,271     105,372
                                                                             ---------  -----------
                                                                              152,566     136,593
                                                                             =========  ===========

7.   TRADE AND OTHER RECEIVABLES

                                                                    2007        2006
                                                                 HK$'000     HK$'000

     Trade receivables                                           106,675      81,888
     Trade receivables from related parties                            -      10,660
     Less: provision for impairment of receivables               (19,115)    (22,462)
                                                                ---------  ----------
     Trade receivables - net                                      87,560      70,086
     Receivables from related parties                             34,693      14,629
     Other receivables                                            37,203      14,068
     Deposits and prepayments                                     23,975      20,864
                                                                ---------  ----------
                                                                 183,431     119,647
                                                                =========  ==========

     The Group usually bills its trade customers quarterly in advance in accordance with its agreements. The aged analysis of trade receivables (net of the provision for impairment) is stated as follows:

                                                                  2007          2006
                                                               HK$'000       HK$'000
     0 to 30 days                                               38,912        29,329
     31 to 60 days                                              16,338        15,967
     61 to 90 days                                              11,829        15,717
     91 to 180 days                                             16,696         7,884
     181 days or above                                           3,785         1,189
                                                            -----------    ----------
                                                                87,560        70,086
                                                            ===========    ==========

8.   CONTINGENCIES

     Under Indian tax regulations, the Group may be subject to Indian tax on revenues received by the Group in respect of income from the provision of satellite transponder capacity to the Group's customers for purposes of those customers carrying on business in India or earning income from any source in India.

     The Indian tax authorities have assessed the Group for the tax as follows:

                                                     AMOUNT            AMOUNT
                                                    HK$'000          INR$'000
                                              (APPROXIMATE)     (APPROXIMATE)
            Assessment year
            1997-98                                  20,000           115,000
            1998-99                                  23,000           141,000
            1999-00                                  22,000           127,000
            2000-01                                  14,000            84,000
            2001-02                                  29,000           171,000
            2002-03                                  38,000           210,000
            2003-04                                  50,000           316,000
            2004-05                                  58,000           330,000
            2005-06                                  46,000           230,000
                                           -----------------  ------------------
            Total                                   300,000           1,724,000
                                           =================  ==================

     The Group has filed appeals for each of the assessment years 1997-98 to 2005-06.

     No assessment has yet been made for the 2006-07 or 2007-08 assessment years.

     The Income Tax Appellate Tribunal (the "Tribunal") in an earlier appeal filed against the original assessment for the assessment year 1997-98 held that the Group is liable for Indian tax under certain circumstances. The Group does not believe that it is liable for the Indian tax as held by the Tribunal and has filed an appeal against the Tribunal's decision. The tax authorities have also filed an appeal against the Tribunal's decision. Both the appeals have been admitted by the High Court.

     In order to obtain a stay of recovery proceedings, the Group has made payments as follows and has recorded these payments as an asset on the assumption that the amounts are recoverable:

                                                     AMOUNT             AMOUNT
                                                    HK$'000           INR$'000
                                              (APPROXIMATE)      (APPROXIMATE)
            Assessment year
            1997-98                                  13,000             78,000
            1998-99                                  14,000             88,000
            1999-00                                  11,000             62,000
            2000-01                                   9,000             50,000
            2001-02                                  20,000            119,000
            2002-03                                  27,000            148,000
            2003-04                                  39,000            226,000
            2004-05                                  34,000            195,000
                                           -----------------   -----------------
            Total                                   167,000            966,000
                                           =================   =================

     In addition, based on the general principles set forth by the Tribunal, the amount of revenue taxable in India depends on the payments made by the Group's customers to the Group for the purpose of those customers carrying on business in India or earning revenue from any source in India. As such information is proprietary in nature and has not been provided by the Group's customers, the Group cannot reasonably estimate the income subject to tax and therefore also cannot estimate the amount of tax to which the Group may be assessed. Furthermore, as stated above, the Group has filed an appeal against the Tribunal's decision. The appeal has been admitted by the High Court and is pending before the Court. Accordingly, no provision has been recognised for Indian tax in the Group's financial statements.

9.   PURCHASE, SALE OR REDEMPTION OF OWN SECURITIES

     During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's shares.

10.  CORPORATE GOVERNANCE

     Throughout 2007, the Group applied the principles and complied with the Code on Corporate Governance Practices ("CG Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules") with certain deviations as outlined below.

     The CG Code provides that a majority of the members of the Remuneration Committee should be independent non-executive directors ("INEDs"). However, the Remuneration Committee is composed of three members, of whom one is an INED and the other two are Non-executive Directors ("NEDs"). The Committee is chaired by the INED. It is logical to have a small
     Remuneration Committee as it allows open, frank and very focused discussions. Strict compliance with the CG Code would have the Committee consist of at least 5 members, implying that all the INEDs and close to half of the NEDs would have to participate the Committee so as to maintain the balance of input from the major shareholders' representative.

     The  Group  has  adopted  procedures   governing   Directors'   securities
     transactions in compliance with the Model Code as set out in Appendix 10 of the Listing Rules.

11.  AUDIT COMMITTEE

     The Audit Committee consists of five members, three of whom are Independent Non-executive Directors who satisfy independent, financial literacy and experience requirements, whilst the other two members are Non-executive Directors and have only observer status with no voting rights. The Committee is chaired by an Independent Non-executive Director, who possesses appropriate professional qualifications and experience in financial matters.

     The Committee has reviewed the accounting principles and practices adopted by the Group and the consolidated financial statements for the year ended 31 December 2007 in conjunction with the Company's external auditors.

12.  CHARGES ON ASSETS

     The Group did not have any charges on its assets as at 31 December 2007 and 31 December 2006.

13.  PUBLICATION OF DETAILED RESULTS, ANNOUNCEMENT ON THE EXCHANGE'S WEBSITE

     A detailed results announcement containing all the information required by paragraphs 45 of Appendix 16 of the Exchange Listing Rules will be published on the Exchange's website in due course.

14.  MISCELLANEOUS

     The Directors are not aware of any material changes from the information published in the annual report for the year ended 31 December 2007, other than disclosed in this announcement.

15.  CLOSURE OF REGISTER OF MEMBERS

     The register of members of the Company will be closed from Wednesday, 30 April 2008 to Thursday, 8 May 2008 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, have to be lodged with the Company's registrar, Computershare Hong Kong Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Tuesday, 29 April 2008.

-------------------------------------------------------------------------------
CHAIRMAN'S STATEMENT
-------------------------------------------------------------------------------

NEW GROWTH IN STRONGER MARKETS

As AsiaSat enters its 20th year, I am pleased to advise shareholders that the encouraging uplift in the Group's 2007 performance reported at the time of the interim results continued throughout the second half of the year. In the full year 2007, revenue from transponders leased and sold, and profit attributable to shareholders achieved a satisfactory increase.

However, the launch late last year of China's two new satellites, Sinosat 3 and ChinaSat 6B, and the migration of our China video customers to them, as we anticipated in the 2007 interim report, did hold back growth.

After several years of stagnation in the satellite transponder market amidst the region's improving economies, we hope that this is the start of the long-awaited turnaround in the Asian satellite industry. That said, there are now rising concerns as to the future of the global economy, but, at the time of reporting, the outlook for Asia and its major economies, including China and India, where many of our customers are based, remains positive.

During 2007, there were a number of significant corporate and operational developments:

o Corporate: General Electric Company ("GE") became a major shareholder, in a transaction which led to an attempted privatisation (for which necessary conditions were not fulfilled) followed by a mandatory general offer (which was accepted by approximately 6% of shareholders); SpeedCast Holdings Limited ("SpeedCast") became wholly owned by the Company; and in January 2008 we announced our intention to voluntarily de-list our American Depositary Shares ("ADSs") from the New York Stock Exchange ("NYSE") because the benefits do not justify the costs.

o Operational: AsiaSat 5, which is under construction, is progressing well and details of a new and more favourable launch date are set out in the Business Review; we unveiled our Multiple Channels per Carrier ("MCPC") platform on AsiaSat 3S; and the Company was recognised with several industry awards for excellence.

FINANCIAL RESULTS

The Group again demonstrated a growth in both turnover and profit in 2007.

TURNOVER
Turnover for the year ended 31 December 2007 amounted to HK$939  million (2006:
HK$930 million), HK$9 million above the prior year. By excluding the effect of one time receipts of HK$11 million and HK$50 million in the years 2007 and 2006 respectively, the Group has reported a growth in revenue of around HK$48 million compared with that of the prior year. Out of this growth, HK$38 million was contributed by the consolidation of the accounts of an acquired subsidiary during the second half of the year, while the remaining HK$10 million came from our existing business.

PROFIT
The profit  attributable  to  shareholders  for 2007 was HK$503  million (2006:
HK$454 million), an increase of HK$49 million or 11%. This increase was primarily contributed by savings from in-orbit insurance and an increase in interest income.

CASH FLOW
In 2007, the Group generated a net cash inflow of HK$309 million (2006: HK$344 million); after paying capital expenditure of HK$261 million (2006: HK$307 million), acquisition expenditure of a subsidiary of HK$43 million (2006: nil) and dividends of HK$137 million (2006: HK$137 million). At the end of 2007, the Group's cash balance increased to HK$2,288 million (2006: HK$1,979 million).

OPERATING EXPENSES
In 2007, operating expenses amounted to HK$182 million (2006: HK$208 million). The substantial savings in expenses was primarily a result of the reduction in satellite in-orbit insurance of HK$17 million and the reduction in bad debt written off by HK$11 million.

DEPRECIATION
Depreciation in 2007 was HK$299 million (2006: HK$298 million), which increased slightly by HK$1 million compared to that of the previous year. This was mainly attributable to the depreciation from the newly acquired subsidiary.

DIVIDEND

At the forthcoming Annual General Meeting ("AGM") to be held on 8 May 2008, directors of the Company ("Directors") will recommend a final dividend of HK$0.31 per share (2006: HK$0.27 per share). This, together with the interim dividend of HK$0.08 per share (2006: HK$0.08 per share), gives a total dividend of HK$0.39 per share in 2007 (2006: HK$0.35 per share).

ADRS DELISTING

In January 2008, we announced our intention to voluntarily de-list our ADSs from the NYSE and terminate our American Depositary Receipts ("ADR") programme. The delisting became effective on 28 January 2008. We believe that delisting is in the best interest of shareholders considering the relatively low participation in the ADR programme and the associated costs and administrative expenses.

We are also considering, when we become eligible to do so, an eventual deregistration under the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). These actions will not affect the continued listing of the ordinary shares on the Hong Kong Stock Exchange.

BUSINESS REVIEW

NEW SATELLITE
The construction of our new satellite, AsiaSat 5, which is to replace AsiaSat 2 at the orbital location of 100.5 degrees east, is progressing well and is on schedule.

We have previously reported a delay in the launch vehicle availability but I am pleased to advise shareholders that this timing has now changed in our favour. The current launch schedule indicates a launch in the second quarter of 2009, and this could possibly be moved forward.

With the anticipated retirement of AsiaSat 2 in the second quarter of 2011, a launch date in early 2009 would not require commitment for an AsiaSat 5 replacement as there would be sufficient time before the anticipated retirement of AsiaSat 2 to rebuild and re-launch a replacement satellite in the event of an unsuccessful launch of AsiaSat 5. Nevertheless, management continues to monitor the situation and should circumstances change, will take appropriate measures to ensure a timely replacement.

IN-ORBIT SATELLITES
The Group's three in-orbit satellites, AsiaSat 2, AsiaSat 3S and AsiaSat 4, continued to perform well throughout 2007 and delivered excellent service to our customers. At year end, there was a decrease of 14% in the number of transponders leased and sold, including the 4 BSS transponders leased to Skywave TV Company Limited ("Skywave TV") for its Direct to Home ("DTH") services. The drop primarily resulted from the migration of our China video customers to two new China satellites. During the year we expanded our one-stop transmission solutions for our customers and this included a new C-band MCPC platform on AsiaSat 3S to provide video broadcast services to customers from our earth station in Tai Po of Hong Kong. We believe that in such a competitive market, the growth we have achieved reflects our customers' satisfaction with the world-class service levels we provide through our Tai Po Earth Station and the backup facilities available from our Stanley earth station.

SPEEDCAST
On 30 November 2007, AsiaSat completed the acquisition of all the non-AsiaSat owned shareholding interests (approximately 53%) in the then associate of the Company, SpeedCast, at a consideration of approximately HK$49.2 million. Subsequent to the acquisition, SpeedCast became a wholly-owned subsidiary of AsiaSat. The main business of SpeedCast involves the provision of two-way very small aperture terminal ("VSAT") services and backbone broadband access.

SpeedCast's full year results in 2007 were negatively impacted by the political turbulence in one of its markets, Bangladesh, and it incurred a loss of HK$4.8 million for the full year in 2007 (2006: profit of HK$5.2 million) with a turnover of HK$105 million (2006: HK$112 million) which represented a marginal reduction of HK$7 million from the previous year. Although SpeedCast operates in a low margin market segment, it contributed to the Group with its revenue of HK$38 million in 2007 and a profit of HK$3.7 million. The company's accounts have been consolidated into the Group's accounts since the company became the Group's subsidiary at the end of August 2007.

SKYWAVE
Skywave TV, the 80%-owned subsidiary of AsiaSat, operates a low cost regional DTH service for Hong Kong, Macau, Taiwan and Southern China. The company currently offers 35 programmes branded, family favourites and other premium channels. As the company operates in a highly restrictive and regulated environment, its business remained static and is expected to do so until the market opens up for free competition. For the year 2007, Skywave incurred a loss of some HK$4.9 million (2006: loss of HK$4.2 million), of which the Group's share was about HK$3.9 million (2006: HK$3.3 million)

BEIJING ASIA
As of 31 December 2007, the Company's investment in Beijing Asia Sky Telecommunications Technology Company Limited ("Beijing Asia") was fully provided for. This provision was made after the Company's consideration of the performance and long-term business outlook of Beijing Asia.

Beijing Asia is our 49% held joint venture in mainland China that provides VSAT services in China. In 2007, turnover of Beijing Asia was HK$4.3 million (2006:
HK$9 million), a substantial decrease of 52% compared with the year before, incurring a loss of HK$5.6 million (2006: loss of HK$5 million). With the provision mentioned above, AsiaSat's investment in Beijing Asia has been written down to zero as the end of the year (2006: HK$10 million).

COMPLIANCE

In addition to the listing on the Stock Exchange, the Company was previously listed on the NYSE. Notwithstanding the recent delisting of the ADSs, the Company's registration under the Exchange Act remains currently in effect and the Company continues to comply with its disclosure obligations, including the requirements of Section 404 of the Sarbanes-Oxley Act 2002.

Section 404 states that the internal control report requirement applies to companies filing annual reports with the U.S. Securities and Exchange Commission (the "SEC") under either Section 13(a) or 15(d) of the Exchange Act.
Section 404 requires foreign private issuers to evaluate and disclose their conclusions regarding the effectiveness of their internal control over financial reporting and disclosure controls and procedures.

Section 404 also requires the Company's independent auditors to attest to and report on management's assessment of the Company's internal controls over financial reporting.

The Company requested the independent auditors to conduct an attestation in 2007 and provide a report to be filed with the SEC.

OUTLOOK

As I have reported above, we hope that the turnaround we have been signalling for some time may have arrived but note that it comes at a time when some unsettling economic factors are appearing globally.

Against that background, the economies of Asia have continued to strengthen and this is reflected in the increased rates in certain markets. A general increase in demand for video, the growth of internet protocol television, high definition television ("HDTV"), video to mobile, and DTH services are driving this growth. The approaching 2008 Beijing Olympics Games are also a positive factor.

Recent new capacity, however, continues to exacerbate the existing over-supply in some markets and this will continue to hold back, to some extent, the achievable rate of growth. Nevertheless, it is encouraging that AsiaSat's growing number of blue-chip customers continue to support our premium services and reliability.

Demand in India for more backbone delivery for mobile telephone networks in rural areas is encouraging as governments and service providers in that country and across the region seek to bring communications to the most remote areas. AsiaSat is well positioned to be a partner in this growth.

We are also continuing to see the gradual liberalisation of the regulatory environment in some markets in the region, but there needs to be significant change in certain countries' regulatory environment and a faster introduction of new services. Until these happen, Asian markets will fall further behind Europe and the United States. On the other hand, consolidation is slowly occurring in the satellite market globally and we anticipate that this will help to reduce excess capacity.

Industry growth will continue to be driven in the region by the advantages of satellites over terrestrial services, especially for television distribution services and private telecommunications networks. In this environment, AsiaSat is exploring various opportunities to grow, both organically and through acquisitions.

The Group is the market leader in the Asia-Pacific region, is financially robust, debt free, and has world-class customers, operating standards and management.

DIRECTORS AND STAFF

Subsequent to GE becoming a major shareholder, the Company announced the appointment of four new Non-executive Directors to the Board on 29 March 2007. They are: Mr. Ronald J. Herman, Jr. (also Deputy Chairman), Mr. John F. Connelly, Mr. Mark Chen and Ms. Nancy Ku. On behalf of the Board, I welcome the new Directors and look forward to working with them.

I would also like to thank the former SES appointees to the Board, Mr. Romain Bausch, Mr. Mark Rigolle and Ms. Cynthia Dickins, for their contribution to the Company's development.

In conclusion, I would like to congratulate our management and staff and thank them for their dedication and loyalty during the extended period of sluggishness in the Asian satellite market. Throughout those years, our people have upheld AsiaSat's world-class operating standards and reputation, and we are now seeing the results of that work in moving forward as the recognised market leader. The awards for excellence won by AsiaSat in 2007 underscore these achievements and the respect in which the Company has held.


MI ZENG XIN
CHAIRMAN

Hong Kong, 12 March 2008

AS AT THE DATE OF THIS ANNOUNCEMENT, THE BOARD COMPRISES 13 DIRECTORS. THE EXECUTIVE DIRECTORS ARE MR. PETER JACKSON AND MR. WILLIAM WADE. THE NON-EXECUTIVE DIRECTORS ARE MR. MI ZENG XIN (CHAIRMAN), MR. RONALD J. HERMAN, JR. (DEPUTY CHAIRMAN), MR. JOHN F. CONNELLY, MR. MARK CHEN, MS. NANCY KU, MR. DING YU CHENG, MR. KO FAI WONG AND MR. JU WEI MIN. THE INDEPENDENT NON-EXECUTIVE DIRECTORS ARE PROFESSOR EDWARD CHEN, MR. ROBERT SZE AND MR. JAMES WATKINS.